OMB APPROVAL OMB Number: 3235-0167 Expires: October 31, 2007 Estimated average burden hours per response . 1.50

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers 333 -102009 and 333-100018

AEW Real Estate Income Fund
(Exact name of registrant as specified in its charter)

399 Boylston Street Boston Massachusetts 02116 (617) 449-2810
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares of Beneficial Interest, Par Value $.00001
(Title of each class of securities covered by this Form)

Not applicable
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box (es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g4(a)(1)(i)	Rule 12h 3(b)(1)(i)
Rule 12g4(a)(1)(ii)	Rule 12h 3(b)(1)(ii)
Rule 12g4(a)(2)(i)	Rule 12h 3(b)(2)(i)
Rule 12g4(a)(2)(ii)	Rule 12h 3(b)(2)(ii)
Rule 15d6

Approximate number of holders of record as of the certification or notice date:      NONE

Pursuant to the requirements of the Securities Exchange Act of 1934 AEW Real Estate Income Fund
    has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 30, 2007	By: /s/ John M. DelPrete Assistant Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 2069 (12-04)